

March 28, 2013

Via E-mail
Mr. James A. Watt
Chief Executive Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street, Suite 2300
Houston, Texas 77002

       Re: Dune Energy, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed March 12, 2013
              File No. 333-186088
              Post-Effective Amendment No. 1 to Registration Statement on Form S-1
              Filed March 8, 2013
              File No. 333-179687

Dear Mr. Watt:

      We have reviewed the registration statements referenced above. We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure in amendment no. 1 to the registration statement on Form S-1 (File No. 333-186088) that as of March 8, 2013 there were 59,126,423 shares of common stock outstanding. We also note your disclosure in post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-179687) that as of March 8, 2013 there were 59,021,389 shares of common stock outstanding. Please explain this discrepancy and revise your disclosure accordingly.

2.   Please obtain and file with each of the registration statements referenced above an updated consent from MaloneBailey, LLP. In that regard, we note that the prior consents do not reference the audit report dated March 8, 2013 with respect to the audited consolidated financial statements for the years ended December 31, 2012 and 2011. Please also file with each such registration statement an updated consent from DeGolyer and MacNaughton.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of either pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Paul Hurdlow